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                           June 5, 2024

       Steven Shum
       Chief Executive Officer
       INVO Bioscience, Inc.
       5582 Broadcast Court
       Sarasota, Florida 34240

                                                        Re: INVO Bioscience,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 21, 2024
                                                            File No. 333-279593

       Dear Steven Shum:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3

       Incorporation of Certain Documents by Reference, page 2

   1. We note that you have incorporated by reference to your amended 10-Ks and 10-K for the year ended December 31,
2023. We note the disclosure in Note 9, on page F-14. Given the existence of notes
payable, please clarify for us why you did not use your incremental borrowing rate in your
lease accounting. See ASC 842-20-30-3. Also, please provide all of the disclosures
required by ASC 842-20-50-4g.
 Steven Shum
FirstName  LastNameSteven Shum
INVO Bioscience, Inc.
Comapany
June 5, 2024NameINVO Bioscience, Inc.
June 5,
Page 2 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Robert Augustin at 202-551-8483 or Katherine Bagley at 202-551-2545
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:      Marc Indeglia